Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company: Hanover Compressor Company
Commission File No. 1-13071
Subject Company: Iliad Holdings, Inc.
Commission File No.
Universal Compression’s
Merger-Related Questions and Answers
     Immediately after the merger announcement on February 5, 2007, senior management teams from both companies traveled to multiple field locations for Town Hall Meetings. Below are some of the questions posed at those meetings and through our e-mail address, mergerquestions@universalcompression.com, as well as the answers that we can provide at this time. We encourage all Universal employees to continue to submit questions through the merger e-mail address.
     While we do not have definitive answers to all of the questions at this time and cannot answer questions on certain topics in light of the Department of Justice’s pre-merger antitrust review process, we can answer some of the questions. As frequently as we can, we will publish those answers and additional questions via the UCI Intranet and the upcoming Merger News.
     Finally, please remember that while Universal and Hanover can PLAN for the integration of the two companies, they may not IMPLEMENT those plans until the transaction is approved and has closed. Therefore, Universal and Hanover must continue to operate in the ordinary course of business, including by competing vigorously and by not changing existing corporate policies during this period of time.
THE MERGER
1.	What is a “merger”?
A merger occurs when two companies create a single new company rather than remain separately owned and operated. Universal and Hanover have agreed to create a new company with a new name that will serve the oil and gas service industry needs throughout the world. Our intentions are to combine the best people and practices of both companies.

2.	Why are our companies merging?
We are merging to create a stronger company. The resulting company should enable us to provide enhanced customer support and a wider variety of products and services worldwide.

3.	Who initiated the merger? And how long have you been working on the merger?
The management teams of both companies have contemplated the possibility of a merger off and on for years. Given the companies are very similar in many ways, but have value-added differences—such as Universal’s recently created Master Limited Partnership (“MLP”; described in more detail, below), Hanover’s expertise in the production and processing fields, and differences in the companies’ geographic presences—

the management teams of both companies believed that the time was right for this merger of equals.
4.	What is the timeframe for completing the merger? Closing of the transaction is anticipated in the third quarter of 2007.

5.	What is the biggest obstacle that must be addressed before the merger is completed?
There are a number of conditions to the closing of the merger, including the receipt of regulatory approvals such as approvals from the Department of Justice and Securities and Exchange Commission. In addition, the stockholders of each company must approve the merger. In the meantime, both companies must continue to compete against one another as vigorously as prior to the merger announcement.

6.	Are there going to be divestitures due to the merger? Right now there are no plans to sell any assets or businesses of either company.
ORGANIZATION
7.	What is the business strategy of the two companies? The business strategy is to build a stronger global solutions company with a wider array of products and services.

8.	What will the new organization structure look like?
Both Hanover and Universal employees are known for their dedication to customer service. We intend to fully leverage our shared values and common cultures to build an organizational structure that will best support our strategy.

9.	Who is on the Integration Team? Will field operation employees be on the teams? How much employee involvement will there be in planning the new organization?
Steve Snider, Universal’s Chairman, President and CEO recently announced the formation of a merger integration framework and the creation of an integration team (the “Integration Team”). The Integration Team will be comprised of various working teams that will help ensure the successful integration of Hanover and Universal. While additional functional task forces will be formed, the formation of an Executive Steering Committee, an Integration Leadership Team and a Core Project Team have already been announced.

The Executive Steering Committee will have ultimate responsibility for the transition to the newly combined entity (which we refer to as “Newco”) and will be chaired by Steve Snider. The Integration Leadership Team will be responsible for the overall merger integration process and will be co-led by Hanover’s John Jackson and Universal’s Ernie Danner. The Core Project Team will have responsibility for the day-to-day implementation of the integration process by ensuring the overall coordination of the integration across functional groups. The Core Project Team will not be making functional groups decisions (for example, accounting department staffing decisions), but, instead, will have responsibility for (1) evaluating the need for and selecting the 3rd party consultants that will assist in merger integration and 2) crafting and facilitating the processes by which task forces and working teams analyze and make recommendations regarding merger integration to Newco management. The representatives of the Core Project Team are:
•	Anita Colglazier (Hanover Controller)

•	Mike Denman (Universal Supply Chain)

•	Steve Hyche (Universal Operations)

•	Rich Leong (Universal HR, Marketing, Supply Chain)

•	Gerald Meinecke (Universal Business Development) — Co-leader

•	Steve Muck (Hanover HR, HSE)

•	Dan Newman (Hanover Manufacturing/Services)

•	Rob Rice (Hanover, Operations)

•	Mike Wasson (Universal International)

•	Stephen York (Hanover Investor Relations, Information Systems) — Co-leader
The types of working teams and team members will be determined in the coming weeks and months, and will be publicized as soon as possible thereafter.

(For additional details, see our SEC filing from February 27, 2007 at http://phx.corporate-ir.net/phoenix.zhtml?c=121184&p=irol-sec.)
10.	How will we integrate the cultures?
The cultures of both companies are based on very similar principles—safety, integrity, service and people. Therefore, although there will certainly be challenges, it is expected that the two companies’ cultures will be effectively melded fairly quickly once the merger is approved. Because a mutually acceptable culture is one of the keys to the successful joining of two companies, Newco’s culture will be one of the Integration Team’s most important areas of focus.
11.	How will the new organization be structured? Will it happen the day we become Newco?
The Integration Team will begin working on this issue as soon as it can, but certain issues, such as this one, can only be addressed after we are further along in the process of obtaining governmental approval for the proposed merger. The Integration Team will promptly provide information regarding this issue once it has begun that work.

12.	What is Newco’s name? What will Newco’s colors be?
The Core Project Team’s Newco branding/naming task force has engaged a branding consulting firm and is already actively working with it to develop a name for Newco. The task force hopes to develop and present a proposed name to the Executive Steering committee by early April. Newco’s logo and company colors will be developed shortly thereafter. The Integration Team will work to provide you information on these decisions as soon as we can make them available to you.
EXPECTED BENEFITS OF THE MERGER
13.	How would our employees expect to benefit by this merger?
We expect our employees will benefit from working for a more competitive company with enhanced financial resources, improved training opportunities, and growth prospects in an increasingly global market.

14.	How will our customers expect to benefit from this merger?
Our customers should benefit from this merger through improved operational efficiency and support in the field, a wider product and services offering, and a greater combined pool of technical professionals.

15.	How will this change the products and services offered to our customers?
We believe the new combined company will strengthen our ability to offer a full range of compression products and services. It will also allow us to take advantage of the products offered in the areas of production and processing equipment to separate and treat gas, build heavy wall reactors for refining and chemical business, and build desalinization evaporators for water purification and tank farms.

16.	How will our stockholders expect to benefit from this merger?
The new company will have a larger portfolio of high quality assets and services throughout the world that, together with extensive financial capabilities and operating efficiencies, should generate significant value for our stockholders.

OUR PEOPLE
17.	What does the merger do for employees, the ones who make things happen? Will the merger create opportunities for our employees overall?
We expect our employees will benefit from working for a larger company with enhanced financial resources, improved training opportunities and improved growth prospects in an increasingly global market. The integration of both companies should create opportunities for employees to do new things, work in different areas and expand their knowledge base and careers.

18.	When will we find out what each of us will be doing? Will it happen the day we become Newco?
The Integration Team will begin working on this issue as soon as it can, but certain issues, such as this one, can only be addressed after we are further along in the process of obtaining governmental approval for the proposed merger. The Integration Team will promptly provide information regarding this issue once it has begun that work.

19.	How have employees reacted to the announced merger thus far? Generally, employees have been very excited about the merger and about being a part of Newco in the future.

20.	Will there be any reductions in the workforce?
We anticipate that the majority of the workforce will not experience significant change. We expect this transaction will have minimal, if any, impact on field mechanics and shop employees, in particular.

21.	Will there be a hiring freeze? We intend to continue with business as usual.

22.	Will we report to new supervisors or managers?
We will be looking at both organizations in their entirety to determine how best to structure Newco. This may mean that some of you may be doing a different job or reporting to a different manager.

23.	What are the challenges associated with the merger?
There is a lot of uncertainty regarding the exact timing of closing the merger, the future organization structure, and potential reassignment of resources. We understand that uncertainty leads to stress and will continue working to make this period of transition as smooth as possible.

24.	Will any locations / departments be closed as a result of the merger?
Again, it is too early to say, but there will be a potential overlap in certain areas around the world. We do recognize the need for good people to support our growth strategy.

25.	How many employees do the two organizations have today and how many do you anticipate one year from now?
Currently, both companies combined have approximately 10,000 employees worldwide. Future employee numbers are difficult to estimate at this time.

26.	Should we continue to order merchandise with our respective company logos?
Yes, you can continue to order these items. Be prudent with your quantity order and discuss with your individual manager. After the merger is complete, items with the new company logo will be offered as we roll out the new company name, logo and Corporate Identity Standards.

27.	I am feeling very stressed and need to speak with someone. Whom may I speak with?
Change is stressful. You should speak with your immediate supervisor or Human Resources contact. We also have an e-mail address that you can go to and post a question about the merger: mailto:mergerquestions@universalcompression.com
OUR SHAREHOLDERS
28.	After the announcement of the merger, Universal’s share prices (UCO’s and UCLP’s) went up. Will the prices stay there?
That initial rise in stock prices indicates to us that the investment community understands the reasons for the merger. Of course, the level of future stock prices will be dependent upon operating performance, market conditions and other factors that we cannot predict.

29.	Will the stocks of each company combine into one stock? The stocks of both companies will be exchanged for shares of Newco stock with a new trading symbol upon completion of the merger.

30.	Will the exchange rate for the merger change?
Under the terms of the merger agreement, Hanover stockholders will receive 0.325 shares of Newco for each share of Hanover they own, and Universal stockholders will receive 1.0 share of Newco for each share of Universal they own. The exchange ratio is fixed and will not change.

31.	Who will set the price of Newco’s stock? As with all public companies, investors will determine the price of the new shares.

MISCELLANEOUS QUESTIONS
32.	What is the MLP?
“MLP” stands for “master limited partnership,” a formation structure that garners certain advantageous federal tax benefits for its investors. In October 2006, Universal’s newly created MLP, named Universal Compression Partners, L.P. (or UCLP), conducted an initial public offering. UCLP’s securities are traded on NASDAQ under the symbol “UCLP.” UCLP was formed to serve as a vehicle for the growth of Universal’s domestic contract compression business. Because of the tax benefits associated with the MLP structure, UCLP is able to distribute its available cash to its investors without taxation at the entity level (i.e, double taxation). Because of the high distribution rate and tax benefits, MLP’s often receive higher valuations than traditional corporate entities. That means Universal may be able to move its domestic contract compression assets into UCLP and make more money from those assets. Even after the assets are moved into UCLP, Universal continues to control and operate the assets, so there is no change in the way the business is run, which means the formation of UCLP has little or no impact on our day-to-day operations.

33.	Why do we use the term “contract compression services” instead of the term “rental” to describe what we do in our largest business segment?
Universal does not rent its compression equipment to its customers, but rather, it provides a comprehensive service using its employees and equipment, including its compressor fleet, to provide its customers the service of transporting their natural gas from one point to another and from a lower pressure to a higher pressure. Universal calls these services contract compression services.

34.	What will be the combined debt of Newco? Approximately $2.2 billion based on Universal and Hanover’s debt levels today.
CUSTOMER FEEDBACK
35.	Have we received any customer feedback?
Many of our customers have gone through the merger process themselves and understand our reasons for this transaction. Many are pleased and believe they will benefit from the greater scope of capabilities of Newco. Once merger approval is granted, we are going to work to instill confidence in all our customers and to promote Newco as the premier service company.

36.	Will we need to renegotiate customer contracts as a result of the merger?
Both Universal and Hanover are reviewing their respective contracts to determine the effect of the merger, but we expect that we will be able to assign most customer contracts to Newco, so contracts will not have to be renegotiated.
UCI PROGRAMS
37.	Are we going to continue the Field Employee Development Program (FEDP) and Universal Service Advantage (USA) programs?
We are continuing to operate our business as usual until completion of the merger. The Integration Team will review Universal and Hanover programs to see where there are similarities and draw on both of our strengths to establish best practices for Newco.

38.	What about Key Business Activities (KBA’s) and Key Performance Indicators (KPI’s)?
KBA’s and KPI’s are still important metrics for Universal and we should continue to pursue these activities as part of our ongoing jobs.
BENEFITS
39.	What about employee benefits? Will costs go down for employees?
This is one of many areas we will be examining together to make the best decisions. We will review employee benefits and employee costs at Hanover and Universal, as well as in the market in general. We do not anticipate any major changes.

40.	What about vacation policies? Will we still have 4 weeks of vacation maximum?
Both companies have a 4 week vacation maximum, although the additional weeks are granted at different tenures. This policy will be evaluated with all other benefits to determine the best course of action for Newco.

41.	Does Hanover have an Employee Stock Purchase Plan (ESPP)? No, it does not.

42.	What happens to Universal’s ESPP and dependent scholarship reimbursement programs?
Both programs will continue until the close of the merger. We will be looking at all programs to determine the benefit and employee programs for Newco. We will seek to implement an ESPP at Newco, subject to the approval of Universal’s and Hanover’s boards of directors and stockholders.

43.	What about the bonus and merit processes for this year; will there be any impact? Both programs will be administered as normal.

44.	What is this going to do for the 401(k) match?
The Integration Team will evaluate all UCI and Hanover programs and determine the best course of action for Newco. In the meantime, Universal’s 401(k) plan will continue to be administered as it has in the past, based on the current plan guidelines.

45.	What is the likelihood of adding a pension plan? Not likely. Both Universal and Hanover have a defined contribution 401(k) plan for retirement.

46.	Will any retention incentives be offered? We are examining all aspects of this transition including a review of retention.

47.	If some jobs are impacted by the merger, will there be a severance plan for those employees?
While we anticipate that the majority of the workforce will not experience significant change, we do recognize that the next few months will create uncertainty for our workforce. Therefore, on April 2, 2007, we will announce a severance plan that will detail severance benefits to any employee who incurs a termination of employment as a result of the merger.

48.	Will seniority be honored?
The Integration Team will evaluate and determine the best course of action for Newco. Historically, both companies have recognized seniority with predecessors in the merger process.

49.	Will an employee who previously worked at Hanover but now works at Universal get credit for his/her previous years of service at Hanover when the merger is completed.
This policy will be evaluated in the integration process.

50.	How will compensation change?
The companies will each continue with their current compensation and benefit programs until the merger is complete. After that time, compensation packages will be evaluated for the new company.

51.	What about raises and bonuses? Both companies will independently continue with their current programs until the merger is completed, at which point we will determine the best option for Newco.

52.	Will we be equalizing wages for everyone?
The Integration Team will begin looking into this issue as soon as it can, but certain issues, such as this one, can only be addressed after we are further along in the process of obtaining governmental approval for the proposed merger. The Integration Team will promptly provide information regarding this issue once it has begun that work.

53.	What about our medical insurance carriers? Both companies currently use CIGNA. The combined company will evaluate the best options in terms of benefits available, cost and medical insurance carrier.

54.	How is the vesting of stock options and restricted stock impacted by the merger?
The vesting schedules for options and restricted stock in Universal Holdings will accelerate and will automatically and fully vest upon the completion of the merger.
FACILITIES/FIELD
55.	Does this merger open any fabrication capacity?
Right now fabrication facilities at both companies are running at or near capacity with significant backlogs, so we expect very little change in any of our fabrication facilities.

56.	What will the merger do to our safety programs and record? Both Hanover and Universal have very strong commitments to safety and will continue this focus.

57.	With the emphasis on international expansion and knowing you can get inexpensive labor internationally, are we going to move our manufacturing process overseas?
With current strong market conditions, we expect to maintain a mix of fabrication operations in both domestic and international locations.

58.	What does this mean for third party parts, sales and service? We plan to continue supporting all our business segments, including Aftermarket Services.

59.	What titles will be used for field positions?
The Integration Team will begin working on this issue as soon as it can, but certain issues, such as this one, can only be addressed after we are further along in the process of obtaining governmental approval for the proposed merger. The Integration Team will promptly provide information regarding this issue once it has begun that work.
60.	How are we going to combine or close facilities?
Nothing has been decided at this time. The Integration Team will evaluate all aspects of both companies and recommend where the synergies are and how to best accomplish a successful combination of the companies and our facilities.

61.	Is Hanover set up regionally like Universal? The two companies have very similar operating structures.

62.	Who has more employees? Hanover has approximately 8,000 employees and Universal has approximately 3,000 employees.

63.	How will we keep our mechanics from going to the competition?
We are consistently working to provide the best work environment possible, with the goal of being the employer of choice in the industry. We routinely evaluate compensation and benefits to maintain our competitiveness. We believe Newco will be an excellent employer and hope that current employees will look forward to continuing to be part of our organization.

64.	Will we standardize the designs and equipment since we do some things differently in the field?
As we manage Newco, we will identify synergies and may modify processes to become more efficient, including potentially standardizing our equipment.

65.	Does Universal have a process & treatment group? No, this is another reason this merger is attractive to Universal.

66.	How many duplicate facilities/locations? The Integration Team will be looking at both organizations in their entirety including duplicate facilities/locations to determine how best to structure Newco.
TECHNOLOGY SYSTEMS
67.	What about the PDA’s and GPS systems that we are trying in the trucks? We will look at both companies and determine what will work best for Newco.

68.	What about ERP systems?
Hanover utilizes the Oracle E-Business Suite ERP System. Universal is in the process of implementing Enterprise One ERP System. The parent company of the Enterprise One platform was acquired by Oracle a few years ago. Oracle recently announced that it would begin to offer products that combine some of the best aspects of both the Oracle and Enterprise One

products.	The Integration Team will evaluate how we will bring our current ERP systems together.
69.	What about time entry and work orders? Both companies are working to automate these processes. The Integration Team will review the technology to determine the best products for Newco.
CONTINUE TO COMPETE
70.	How should we answer the phone? What company name should we use?
The phones should be answered in the same professional manner as they are today until the merger is completed. At that time, new guidelines will be distributed.

71.	Should we order new business cards and letterhead? When?
Continue to use your business cards and letterhead from the respective companies. The Integration Team will inform you when the new name, along with new Corporate Identity Standards, may be used.

72.	How much customer overlap is there between the two companies?
There is some customer overlap between the companies. However, it is critical from a legal perspective that we continue to compete as we do today, regardless of the overlap.
DO’S AND DON’TS
73.	What “Do’s” and “Don’ts” apply to me?
Do work safely. It is a top priority.
Do act as competitors, because we are competitors.
Do conduct business as usual.
Do communicate with management — the best way to weather change is to be a part of the process.
Do retain information that might be requested by reviewing authorities. Further instruction will follow with this regard.
Do not share information with our merger partner, especially competitive information such as pricing lists, customer lists, supplier agreements, etc.
Do not meet or have discussions with our merger partner unless requested by the Transition or Legal team.
Do not share any information about the merger with customers or suppliers that has not already been made public through a press release or SEC filing.
Do not steer customers to one party or the other in an effort to “ease the transition.”

Additional Information
In connection with the proposed merger, a registration statement of the new company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
Hanover Compressor Company and Universal Compression Holdings, Inc. and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.